Alan Brown
304 Trudeau Rd.
Saranac Lake, NY 12983
(518) 891-3464
Docsinn01@gmail.com

Alan G Brown, MBA, FCA. Retired after a 30-year career in finance including a big-4 accounting/consulting firm and senior financial management roles in an S&P 500 company. Since retirement, manages property as well as volunteering in various community groups.